                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 5)
                               (Final Amendment)

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                          KRUPP REALTY FUND, LTD.-III
                           (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                           AMERICAN HOLDINGS I, L.P.
                          AMERICAN HOLDINGS I-GP, INC.
                       AMERICAN PROPERTY INVESTORS, INC.
                                   (Bidders)

                UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS

                                (Title of Class
                                 of Securities)

                                  501128 10 2
                             (CUSIP Number of Class
                                 of Securities)
________________________________________________________________________________

                               W. Edward Scheetz
                            Krescent Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019


                                   Copies to:
       Peter M. Fass                                  Bonnie D. Podolsky
       Steven L. Lichtenfeld                          Gordon Altman Butowsky
       Battle Fowler LLP                                Weitzen Shalov & Wein
       75 East 55th Street                            114 West 47th Street
       New York, NY  10022                            New York, NY  10036
       (212) 856-7000                                        (212) 626-0800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)





                         (Continued on following pages)
                              (Page 1 of 9 pages)

Cusip No.:  501128 10 2            14D-1                             Page 2 of 9



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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person


       KRESCENT PARTNERS L.L.C.

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                              (a)  { }
                                                              (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only


--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

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5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


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7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       824 Units of Investor Limited Partnership Interests

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8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       3.3%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       OO

Cusip No.:  501128 10 2               14D-1                          Page 3 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AP-GP PROM PARTNERS INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       824 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       3.3%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501128 10 2               14D-1                          Page 4 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I, L.P.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware

--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       626 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       2.5%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       PN

Cusip No.:  501128 10 2               14D-1                          Page 5 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I-GP, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       626 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       2.5%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501128 10 2               14D-1                          Page 6 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN PROPERTY INVESTORS, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       626 Units of Investor Limited Partnership Interests

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       2.5%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

              AMENDMENT NO. 5 (FINAL AMENDMENT) TO SCHEDULE 14D-1

       This Amendment No. 5 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), and American Holdings I, L.P., a Delaware limited partnership ("AHI"), dated November 21, 1996 (the "Schedule 14D-1"), as amended by Amendment No. 1 dated December 20, 1996, Amendment No. 2 dated December 31, 1996, Amendment No. 3 dated January 9, 1997 and Amendment No. 4 dated January 10, 1997, relating to the tender offer by the Purchaser and AHI to purchase up to 5,117 of the issued and outstanding Units of Investor Limited Partnership Interests ("Units") of Krupp Realty Fund, Ltd.-III, a Massachusetts limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 1996, as amended by the Supplement to the Offer to Purchase (the "Supplement") by the Purchaser and AHI dated January 10, 1997.

       Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 14D-1, the Offer to Purchase and the Supplement.

ITEM 4.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 4(a) is hereby supplemented and amended as follows:

       The total amount of funds required by the Purchaser to purchase 819 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is $303,030. The Purchaser obtained such funds from capital contributions from its members.

       The total amount of funds required by AHI to purchase 588 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is $217,560. AHI obtained such funds from capital contributions from its partners.

ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       Item 6(a)-(b) is hereby supplemented and amended as follows:

       The Offer expired at 12:00 Midnight, New York City time, on Friday, January 31, 1997. Based on preliminary information provided by the Information Agent/Depositary to the Purchaser, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Friday, January 31, 1997, the Purchaser accepted for payment 1,407 Units. Pursuant to the terms of the Offer, the Purchaser purchased 58.2% of the accepted Units, or 819 Units, which constitute approximately 3.3% of the outstanding Units and the Purchaser assigned to AHI 41.8% of the accepted Units, or 588 Units, which constitute approximately
2.4% of the outstanding Units.

ITEM 10.      ADDITIONAL INFORMATION.

       Item 10(f) is hereby supplemented and amended as follows:

       The first paragraph of Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

       Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Purchaser's and AHI's rights to extend and amend the Offer at any time in their sole discretion, neither the Purchaser nor AHI shall be required to accept for payment, subject to Rule 14e-1(c) under the Exchange Act, any tendered Units and may terminate the Offer as to any Units not then paid for if, prior to the Expiration Date, (i) each of the Purchaser and AHI shall not have confirmed to their reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, each of the Purchaser and AHI will have full rights to ownership as to all such Units and each of the Purchaser and AHI will become transferees of the purchased Units for all purposes under the Partnership Agreement, (ii) each of the Purchaser and AHI shall not have confirmed to their reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or
(iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser and AHI will not be required to accept for payment and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exist:

                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 1997

                               KRESCENT PARTNERS L.L.C.

                               By:    AP-GP Prom Partners Inc., its
                                      managing member

                                      By:     /s/ W. Edward Scheetz
                                             ----------------------------
                                             Name: W. Edward Scheetz
                                             Title: President

                               AP-GP PROM PARTNERS INC.


                               By:  /s/ W. Edward Scheetz
                                    ----------------------------
                                    Name:  W. Edward Scheetz
                                    Title: President


                               AMERICAN HOLDINGS I, L.P.

                               By: American Holdings I-GP, its
                                   general partner


                                   By:  /s/ Maria Gazzola
                                    -----------------------------------
                                        Name:  Maria Gazzola
                                        Title: Assistant Vice President


                               AMERICAN HOLDINGS I-GP, INC.


                               By:  /s/ Maria Gazzola
                                    -------------------------------
                                    Name:  Maria Gazzola
                                    Title: Assistant Vice President


                               AMERICAN PROPERTY INVESTORS, INC.


                               By:  /s/ John P. Saldarelli
                                    ----------------------------
                                    Name:  John P. Saldarelli
                                    Title: Vice President